

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Mr. Baowen Ren
Chief Executive Officer
Sino Clean Energy, Inc.
Room 1502, Building D, Wangzuo International City Building
No. 3 Tangyuan Road, Gaoxin District
Xi'an, Shaanxi Province, People's Republic of China

> **RE:** **Sino Clean Energy, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed April 5, 2011**
> **Form 10-Q for Fiscal Quarter ended March 31, 2011**
> **Filed May 16, 2011**
> **Forms 8-K**
> **Filed May 18, 2011, June 17, 2011, and July 15, 2011**
> **File No. 1-34773**

Dear Mr. Ren:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Item 1. Business, page 1

Corporate History and Structure, page 2

2. Please file the agreements related to the 2009 restructuring as exhibits to your future annual reports. To the extent that the agreements discussed in the "Acquisition of Minority Interest" discussion on page 67 are outside the scope of the 2009 restructuring agreements, please ensure that you also file them as exhibits to your future annual reports. Refer to Item 601(b) of Regulation S-K. Otherwise, please tell us why you would not be required to file these agreements as exhibits.

Raw Materials, page 16

3. Please tell us what consideration you have given to filing the agreement with your largest supplier, Tongchuan Zhaojin Xinyuan Coal Mine, as an exhibit to your annual report. Based also on your "We place significant reliance on one major supplier…" risk factor on page 26, it appears that your business is substantially dependent on your main coal supplier. See Item 601(b)(10) of Regulation S-K.

Customers, page 20

4. We note your "Facilities" discussion on page 19, where, among other things, you discuss the capacity expansion of your Guangdong facility and the expected $13.6 million of capital expenditures. Given that your sales are concentrated regionally (we note your disclosure about sales to customers within a 200 kilometer radius), with a view towards future disclosure, please provide us information about the category of customers which the Guangdong facility currently serves, including the prospective customers of the additional 750,000 metric tons capacity.

Customer & Supply Contracts, page 21

5. It is unclear from your disclosure whether the CWSF's sales to your largest customer, Haizhong Heating, fulfill only Haizhong Heating's residential heating services, or whether it also covers Haizhong Heating's heating services to local businesses and hospitals. In this regard we note your "Top Ten Customers" disclosure on top of page 21 where Haizhong Heating's services are designated as "Residential Heating," as well as your disclosure on page 22 where you disclose that Haizhong Heating has signed an exclusive agreement with Shenyang municipal government to provide heat to "local businesses, residential buildings and hospitals within an area of 1,200 hectares." With a view towards future disclosure, please provide us supplementally with a break-down of the categories of sales to Haizhong Heating during 2010.

Management's Discussion and Analysis, page 45

General

6. On page 6, you indicate that in January 2010 your run-rate capacity increased to 850,000 metric tons per annum. You further indicate that for the year ended December 31, 2010 you sold approximately 982,167 metric tons of CWSF, representing substantially all of your production in that year. Please discuss how you were able to produce amounts substantially in excess of your run-rate capacity.

7. On page 25, you state that the consumption of CWSF is seasonal in nature. Please discuss the seasonality of your business in MD&A. Your discussion should include the periods impacted along with the corresponding expected impact on revenues and net income.

8. Your disclosure in the last paragraph on page 17 states that demand for residential CWSF use peaks between the months of October through March since they are the peak heating periods in the markets that you currently serve. Please note that your results of operations and liquidity discussions must identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way or that may have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Given that a substantial portion of your business depends on sales to Haizhong Heating which appears to provide residential heating services, please revise to provide a comprehensive discussion of your operating and liquidity trends. See Items 303(a)(1) and (3) of Regulation S-K.

Results of Operations, page 49

9. If currency fluctuations have a significant impact on your revenues or expenses, please disclose the impact.

10. Given the significant increase in revenues of 131% from the year ended December 31, 2009 to December 31, 2010, please address the following:
    *   Please expand your disclosures to provide a comprehensive discussion of the factors that resulted in the increase. Please separately quantify the impact of each factor which impacted revenues. For example, please discuss and correspondingly quantify whether the increases in revenue are attributable to increases in prices, increases in the volume of goods sold, or due to the introduction of new products. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04; and
    *   You state that the significant increase in revenues is primarily attributable to the increased production from the 200,000 metric ton production line added in 2010 which led to an increase in sales to customers. Your revenues increased by 131% from the year ended December 31, 2009 to December 31, 2010; however, your annual production

capacity only increased by approximately 30% and the tons per year under CWSF agreements only increased by 63%. Please further clarify your disclosures.

11. Your total selling expenses were $4.6 million of which $4.5 million were for transportation costs. Please further explain the nature of these costs and how you determined that they should be included in selling expenses. On page 21, you state that CWSF transportation costs and the associated risks are covered by you at both the Tongchuan facility and the Shenyang facility. Please tell us whether the transportation costs included in selling expenses are the costs to transport your CWSF. If so, please help us understand why these costs would not be reflected in cost of goods sold.

12. Please discuss your transportation costs as a percentage of your sales. In this regard, it appears that your 2010 versus 2009 transportation costs increased a faster rate than your increase in your sales for the same period.

13. General and administrative expenses increased approximately 43% for the year ended December 31, 2010 compared to the year ended December 31, 2009. You state that this is primarily attributable to the expansion of your operating size. Please disclose in further detail the components of general and administrative expenses which increased as well as the reasons for the increase.

14. Coal is the primary raw material used to produce CWSF and accounted for approximately 82% of your cost of goods sold for the year ended December 31, 2010. In this regard, please address the following:
    - Please disclose the actual impact of the change in the market price of coal and CWSF on your revenues and gross profit margin; and
    - On page 21, you disclose that if the market price of CWSF differs by more than 10% of the original price quoted in your sales contracts, either above or below, the sales price is re-negotiated. On page 22, you disclose that if the market price of coal exceeds the price initially quoted in your supply contracts by 20%, then a new supply contract can be negotiated. This indicates that in periods of decreasing coal prices you may be required to continue to pay for coal at higher prices but may have to renegotiate sales contracts with your customers at lower sales prices. Please advise.

15. Your gross profit margin improved from 37% to 39.27% in 2010 as a result of better pricing. Please help us better understand how you are able to earn these gross profit margins, including whether your gross profit margins are consistent with those of your competitors.

16. Your interest income for the year ended December 31, 2010 was $.1 million. The average of your beginning and ending cash and cash equivalents balances for 2010 was approximately $36.7 million, which indicates that the interest you earned on your cash and cash equivalents was .2% during 2010. Please help us better understand why the annual interest percentage earned on your cash and cash equivalents would appear to be so low.

17. You indicate on page 36 that you have not made statutory contributions to the public housing fund for your employees in accordance with applicable regulations and this could subject you to fines and other penalties. Please quantify these statutory contributions for each period presented and the amount in the aggregate. Please clarify whether you have provided an accrual for such contributions and if not, why not.

Liquidity and Capital Resources, page 50

18. Please provide a detailed discussion of the underlying reasons for your increase in cash flows from operations.

19. You indicate that your use of cash for investing activities includes the prepayment of coal. However, this use of cash appears to be an operating activity. Please advise or revise accordingly.

20. Please discuss any restrictions that impact your ability to transfer cash within your corporate structure, if any, including transferring cash to offshore companies. Please discuss the nature of any restrictions on your subsidiaries' net assets, amounts of those restricted net assets, and the potential impact on your liquidity, financial condition, and results of operations. Please also disclose the amount of cash held in US Dollars, if any.

21. Please expand your capital expenditures discussion to indicate the general purpose of your commitments and the anticipated source of funds needed to fulfill them. See Item 303(a)(2) of Regulation S-K.

Item 9A – Controls and Procedures, page 52

Evaluation of Disclosure Controls and Procedures, page 52

22. Please revise to state that the term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act, and not Rule 13a-14(c). In addition, we note that the description of the disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your controls and procedures are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were, or were not, effective.

Management's Report on Internal Control Over Financial Reporting, page 52

23. You disclose that due to the presence of a material weakness, management concluded that internal control over financial reporting was ineffective for the period presented. With a view toward future disclosure, please tell us what impact, if any, the control deficiency had on the company's financial reporting and what actions management has undertaken or plans to implement to remediate the material weakness. We may have additional comments upon review of your response.

24. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

- **How do you evaluate and assess internal control over financial reporting?**
  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
  If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- **How do you maintain your books and records and prepare your financial statements?**
  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
  If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- **What is the background of the people involved in your financial reporting?**
  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  - the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- **Do you have an audit committee financial expert?**
  You have identified an audit committee financial expert on page 58. Please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Item 10. Directors, Executive Officers and Corporate Governance, page 53

Current Executive Officers and Directors, page 53

25. Please revise each director's biographical information to include relevant disclosure about his or her qualifications and the particular areas of each director's expertise. Refer to Item 401(e)(1) of Regulation S-K.

Board Leadership Structure, page 56

26. Please tell us, and disclose, the extent of the board's role in the risk oversight of the company, including how the board administers its oversight function, and the effect that this has on the board's leadership structure. Refer to Item 407(h) of Regulation S-K.

Board of Directors, page 57

Director Qualifications, page 57

27. With a view towards future disclosure, please tell us whether, and if so, how your nominating and corporate governance committee considers diversity in identifying nominees for director. Please see Item 407(c)(2)(vi) of Regulation S-K.

Item 11. Executive Compensation, page 59

Compensation Discussion and Analysis, page 59

28. Please file Mr. Chan's employment agreement as an exhibit to your future annual reports.

Summary Compensation Table, page 59

29. With a view towards future disclosure, please tell us why you have not disclosed in the "Option Awards" column the option grants to Mr. Chan and Ms. Wen. See Item 402(n)(2)(vi) of Regulation S-K. We also note that Section 3.2 of Ms. Wen's employment agreement (Exhibit 10.1) indicates that she was granted an option to purchase 100,000 shares of the company's common stock rather than 10,000 shares as disclosed on page 60. Please explain, or otherwise, reconcile in your disclosures accordingly.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 66

Loans by Related Parties, page 67

30. To the extent that Mr. Ren's loan to the company was made pursuant to a written instrument, please ensure that you file the loan agreement as an exhibit with your next periodic report.

Signatures

31. Please have the annual report signed by the principal accounting officer. Please see General Instructions D.2.b.and c of the Form 10-K.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

32. Please reconcile the $9,974,370 proceeds from the sales of common stock, net of offering costs, reflected in within your 2009 cash flows from financing activities to your Consolidated statements of changes in shareholder's equity(deficiency) on page F-5.

Notes to the Financial Statements

Note 1. Organization and Business Activities, page F-8

33. Until November 12, 2009, your business operations were conducted through Shaanxi Suo'ang Biological Science & Technology Co., Ltd., a PRC company that you controlled through contractual arrangements designed to comply with the law of the People's Republic of China and Suo'ang BST's PRC subsidiary, Shaanxi Suo'ang New Energy Enterprise Co., Ltd. Please help us understand how you were able to subsequently directly own 100% of the equity interests of Shaanxi Suo'ang New Energy Enterprise Co., Ltd. and continue to comply with the law of the People's Republic of China.

34. Please disclose how you accounted for the reorganization in 2009. You should address your accounting for the acquisition of the equity interests of Suo'ang New Energy Enterprise Co., Ltd. as well as the termination of the contractual agreements by and among Tongchuan Suoke Clean Energy Co., Shaanxi Suo'ang Biological Science & Technology Co., Ltd and certain stockholders of Shaanxi Suo'ang Biological Science & Technology Co., Ltd.

Note 2. Summary of Significant Accounting Policies, page F-9

General

35. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and general and administrative expenses line items. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling and general and administrative expenses.

Accounts Receivable, page F-9

36. You use the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances. Please help us understand why you do not have any allowances recorded based on your use of this method. For example, please clarify if all of your receivable balances are current.

Goodwill and Long-Lived Assets, page F-11

37. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
- The reporting unit level at which you test goodwill for impairment and your basis for that determination;
- How you weight each of the methods used to value goodwill, including the basis for that weighting;
- How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
- To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
  o Identify the reporting unit;
  o The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
  o The amount of goodwill;
  o A description of the assumptions that drive the estimated fair value;
  o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
  o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
Please address what consideration you gave to your market capitalization which appears to be significantly less than your current book value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of

Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Foreign Currency Translation, page F-13

38. You state that your functional currency is the Renminbi. Please clarify if this is the functional currency of the parent company, the operating company, or both. Please also disclose which currency the warrants and options disclosed in note 14 are denominated in.

Note 5. Property, Plant and Equipment, page F-16

39. Please clarify where in your statement of cash flows you have reflected the 2010 $1.2 million grant from a local government agency to help expand your third CWSF production line. If you are netting such amount against amounts incurred in 2010 for the CWSF production line, please address the appropriateness of this presentation. Refer to ASC 230-10-47-7.

Note 6. Deposits on Land Use Rights, Plant, and Equipment, page F-16

40. The amounts in the table do not agree to the amounts disclosed below the tables. For example, you disclose below the table that you had made deposits of approximately $4,141,000 to acquire a land lease and factory building. However, your table shows a deposit for the purchase of land lease and factory building of $4,227,272. Please advise or revise as necessary.

Note 14. Warrants and Options, page F-20

41. You have warrants which are subject to full ratchet anti-dilution adjustments in the event that you issue additional equity, equity linked securities or securities convertible into equity. Please tell us what consideration you gave to ASC 815-40 in accounting for this anti-dilution provision. Refer to ASC 815-40-55-33 and 34.

Note 15. Statutory Reserves, page F-21

42. We note that there were no changes in the amount of statutory reserves from December 31, 2009 to March 31, 2011. Please disclose why, including if this is due to you reaching the maximum reserve amount.

Note 16. Income Taxes, page F-21

43. Please disclose the amounts of interest and penalties recorded on your income statement and balance sheet. In this regard, we note that you have recorded an estimate of penalties that may be assessed for delinquent U.S. tax returns and reports. Please also disclose your policy for classifying interest and penalties. Refer to ASC 740-10-50-15(c) and 740-10-50-19. If it is reasonably possible that a loss in excess of amounts accrued has been incurred, please disclose an estimate of the loss or range of loss or state that an estimate cannot be made.

Note 18. Commitments and Contingencies

General

44. On page 6 you disclose that you have entered into long-term framework agreements with
approximately 90% of your customers which set out guidance on quantities and prices for
CWSF, typically with a term of three to five years. Please tell us and disclose how you
account for these agreements. Specifically address who assumes the risk of CWSF price
changes.

Capital Expenditure Commitments

Guangdong Facility, page F-23

45. On page 22 you disclose that you entered into an agreement with Dongguan Yongchang
Paper Co. to purchase a land use right for approximately 5 acres of land and a production
factory in Dongguan, Guandong Province for a total purchase price of approximately
$5,550,000. Also, in connection with the acquisition of Dongguan Paper, you entered into an
agreement pursuant to which you were transferred 100 % of the equity interest in Dongguan
Clean Energy Water Coal Mixture Co. from its shareholders for nominal consideration
because this transaction was part of the transaction with Dongguan Paper. Please tell us and
disclose how you accounted for this transaction, including the acquisition of the 100% equity
interest in Dongguan Clean Energy Water Coal Mixture Co. Please ensure your response
addresses the fair value of the land use right, the production facility and the equity interest in
Dongguan Clean Energy Water Coal Mixture Co.

Exhibit 31.1 – Chief Executive Certification
Exhibit 31.2 – Chief Financial Officer Certification

46. Please remove the chief executive officer and chief financial officer's title in the introductory
line to each 302 certification. Please comply with this comment in your future periodic
reports.

Form 10-Q for Fiscal Quarter ended March 31, 2011

Condensed Consolidated Statements of Cash Flows, page 6

47. Please clarify how your $2,318,540 payable on plant acquisition represents an actual inflow.

Notes to the Financial Statements

Fair Value of Financial Instruments, page 10

48. Please provide all of the disclosures called for by ASC 820-10-50, including those related to changes in your Level 3 assets and liabilities.

Note 13. Subsequent Events

Legal Proceedings, page 18

49. In regards to the shareholder class action complaint filed on May 6, 2011, you do not believe that it is probable that a material judgment will result and no liability has been accrued. If it is reasonably possible that a loss has been incurred, please disclose an estimate of the loss or range of loss or state that an estimate cannot be made. Refer to ASC 450-20-50-3 and 4.

Management's Discussion and Analysis

Results of Operations, page 21

50. In your discussion of other income/expense, please discuss the factors which resulted in significant changes in the fair value of derivative liabilities, including the significant assumptions which resulted in the changes.

51. Gross profit increased 24% to $12.5 million in the first quarter of 2011, as gross profit margin decreased from 41% in the first quarter of 2010 to 37% in the three months ending March 31, 2011, primarily due to lower selling prices to the your largest customer, Shenyang Haizhong Heat Resource, Ltd. due to government regulation on its heating price to residential users. Please disclose the expected impact of government regulations on revenues and gross profit in future periods.

Liquidity and Capital Resources, page 21

52. Please disclose the reasons for significant changes in operating assets and liabilities as well as cash flow from operations. In this regard, we note that accounts receivable increased from $3.9 million at December 31, 2010 to $8.5 million at March 31, 2011 and cash flows from operations went from $11.3 million for the three months ended March 31, 2010 to $5.1 million for the three months ended March 31, 2011.

53. Please explain to us what the $10.6 million payment from a related party relates to, identifying also the related party.

Form 8-K filed May 18, 2011

54. Please clearly disclose how you arriving at your adjusted earnings per common share amounts. For example, it does not appear that adjusted earnings divided by the historical basic weighted average number of shares outstanding arrives at the basic adjusted earnings per common share amount for the three months ended March 31, 2011. Refer to Item 10(e)(1)(i) of Regulation S-K.

Form 8-K filed June 17, 2011

Item 7.01 Regulation FD Disclosure

55. We note your disclosure that the recent slow-down in customer demand was due to customer's lack of capital as a result of credit tightening and the customers' inability to obtain lines of credit from banks. With a view towards future disclosure, please provide us with a comprehensive analysis of China's current economic environment and how the current economic climate has impacted your customers' ability to obtain bank financing. In addition, please revise your "The PRC economic cycle may negatively impact our operating results" risk factor on page 31 of your 2010 Form 10-K, to accurately reflect the risks that lack of your customers' ability to obtain credit may have on your operating results.

Form 8-K filed July 15, 2011

56. We remind you to consider the requirements of Item 9.01(a) and (b) of the Form 8-K as far as whether financial statements of the entity acquired and corresponding pro forma financial information need to be provided.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief